March 16, 2010

Mr. Jay Ingram
Legal Branch Chief
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Reference:	Dynamic Ventures Corp. Amendment No. 1 to Registration Statement on Form S-1 Filed March 10, 2010 File No.: 333-163913

Dear Mr. Ingram:

We received your letter of March 15, 2010.  Pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No. 4 on Form S-1 to its Registration Statement on Form S-1, marked to show the changes to the Company’s Amendment No. 3 to the Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on March 10, 2010

Directors and Executive Officers, page 22

1.
The disclosure on page 22 addressing legal matters does not sufficiently address the types of matters that are contained in newly-amended Item 40 I (f) of Regulation S-K. Please revise to provide disclosure that is responsive the requirements of Item 401 (f) of Regulation S-K.

As requested we have revised the disclosure to remove the last paragraph previously added.  The section now reads as follows:

“Asher Atiah has been our President and Director since the Company’s inception in December 22, 2008. Mr. Atiah studied in the Academic Business School of Kiryat Ono , in Kiryat Ono , Israel from September 2002 until August 2006 where he received his Bachelors degree in Business Finance and Economics. From September 2006 until present Mr. Atiah is self-employed in the real estate sector where his business includes real estate management, acting as an agent and the initiation of certain various real estate development projects. In addition Mr. Atiah is engaged in the import and distribution of various religious articles in Israel. Mr. Atiah was not engaged in any business activities prior to September 2006.

Joseph Silver has served as our Secretary and Director since December 22, 2008. Mr. Silver studied in the Jerusalem College for Biblical studies “ MIR “ in Jerusalem Israel where he received his bachelors degree in Biblical Science and History, during the period January 2003 thru December 2006. Mr. Silver then joined the Advertising Newspaper called “ The Jewish Orthodox Circular “ in Jerusalem Israel where he acted as the general manager from January 2007 thru September 2009. From October 2009 until present Mr. Silver is the CEO of a Book Store called “ The Center of Jewish Bibliography” Mr. Silver was not engaged in any business activities prior to December 2006.”

This letter responds to all comments contained in your letter of March 15, 2010.

Notwithstanding, the comments of the Commission, we acknowledge that:

▪      The company is responsible for the adequacy and accuracy of the disclosure in the filings.
▪      Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
▪      The company may not assert staff comments as a defense in any proceeding instituted by the Commission or any person under the federal securities laws of the United States.

Very truly yours, Asher Atiah Director